UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Mount Locks, Inc

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      August 21, 2020

Physical address of issuer
450 Park Ave S, 3rd Flr, New York, NY 10016

Website of issuer
www.rentmount.com

Name of co-issuer
Mount I

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 18, 2021

Physical address of co-issuer
4104 24th St. , PMB 8113, San Francisco, CA 94114

Website of co-issuer
wefunder.com

Current number of employees
9

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$2,665,405.62	$1,244,815.09
Cash & Cash Equivalents	$2,624,930.00	$541,919.09
Accounts Receivable	$9,018.09	$660.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$36,331.00	$8,424.65
Cost of Goods Sold	$17,648.00	$0.00
Taxes Paid	$25,773.00	$450.00
Net Income	-$888,066.00	-$1,555,442.26


May 1 2023

FORM C-AR

Mount Locks, Inc




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mount Locks, Inc , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.rentmount.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-

looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mount Locks, Inc (the "Company") is a Delaware Corporation, formed on August 21, 2020. The Company was formerly known as Mount Locks, LLC.

The Company is located at 450 Park Ave S, 3rd Flr, New York, NY 10016.

The Company's website is www.rentmount.com.

The information available on or through our website is not a part of this Form C-AR.

Mount I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on May 18, 2021.

The Co-Issuer is located at 4104 24th St. , PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company launches electric scooters and bikes at short-term vacation rentals, Airbnbs, and boutique hotels. the scooters come fully insured, custom branded, and have an app to control them.

RISK FACTORS

Risks Related to the Company's Business and Industry

Competitors could enter the marketplace and present a barrier to growth or a risk to existing customers.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.
The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors. and the Investor will have no independent right to name or remove an officer or member of the Board of Directors of the Company.

Following the Investor's investment in the Company.

the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.
The declining of an opportunity or the inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Additional issuances of securities
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction. but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment. may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities
The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A state of the issuer or of assets of the issuer.
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the! executive' management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of Interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with

affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company launches electric scooters and bikes at short-term vacation rentals, Airbnbs, and boutique hotels. the scooters come fully insured, custom branded, and have an app to control them.

Business Plan - The Company

In 5 years, we want to be the official experiences provider of Airbnb servicing over 7 million properties worldwide. Our experiences will be the reason travelers are staying at a select location to get that Instagram photo and share their travel experiences via Mount. We are looking at working with over 7 million property managers and hosts just within the Airbnb space and on top of that targeting over 500 million travelers.

Business Plan - The Co-Issuer

Mount I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;

- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company was initially formed in Colorado as a limited Liability Company on January 23, 2019, its name was Mount Locks LLC.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mount Marketplace	We have a marketplace that connects travelers to unique experiences, activities and rental gear.	Vacationers/tourists

We are live in the US with travelers. We have plans to expand globally.

We are a marketplace SaaS company that works with Airbnb Hosts to distribute the experiences to their guests.

Competition

The Company's primary competitors are Leo Rides, Lime/Bird, and Bikes/Scooters from Amaxon.

We are offering a white labeled marketplace to these properties so they can offer our experiences to their guests. This is unique as right now the only options for the guest are Trip Advisor or Viator.

Supply Chain and Customer Base

Our services are available across the US and requires no raw materials.

The Company's customers are primarily owners of short-term vacation rentals, Airbnbs, and boutique hotels.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, and quality of services. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 450 Park Ave S, 3rd Flr, New York, NY 10016

The Company has the following additional addresses:

The Company conducts business in California, Colorado, Arizona, Missouri, Florida.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Madison Rifkin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and CEO: 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mount Locks: Founder, President and CEO: 2020-Present

Education

Northeastern University: Bachelor's Degree in Finance and Financial Management Services and Entrepreneurship/Entrepreneurial Studies 2016-2021

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Madison Rifkin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and CEO: 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mount Locks: Founder, President and CEO: 2020-Present

Education

Northeastern University: Bachelor's Degree in Finance and Financial Management Services and Entrepreneurship/Entrepreneurial Studies 2016-2021

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 9 employees in New York, Massachusetts, California, Utah, Minnesota, Missouri .

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,242,270
Voting Rights	There are voting rights.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investors true and lawful proxy and attorney with the power to act alone and with full power of substitution on behalf of the investor to vote all securities related to the company purchased in an offering hosted by Wefunder portal and execute, in connection with such voting power, any instrument or document that the lead investor determined is necessary and appropriate in the exercise of this or her authority.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$20,000.00	General operations	May 1, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$30,000.00	General operations	September 1, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$10,000.00	General operations	January 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	0	$71,080.00	Marketing, hiring employees, growth and expansion	May 24, 2021	Regulation CF
SAFE (Simple Agreement for Future Equity)		$582,113.57	Marketing, hiring employees, growth and expansion,		Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$1,075,427.00	Marketing, hiring employees, growth and expansion,		Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$250,000.00	Marketing, hiring employees, growth and expansion,		Section 4(a)(2)
SAFE (Simple		$1,750,000.00	Marketing, hiring		Section 4(a)(2)

Agreement for Future Equity)			employees, growth and expansion,		

Ownership of the Company

A majority of the Company is owned by Madison Rifkin.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Madison Rifkin	66.3%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$44,410.00	-$218,359.00	$0.00

Operations

The Company was incorporated on August 21, 2020. Since then, we have: - Raised a pre-seed and Seed round and have 20+ months of runway

We are growing our customer base and making product iterations for optimization.

Liquidity and Capital Resources

On May 24th 2021 the Company conducted an offering pursuant to Regulation CF and raised $133,460.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
To-date, the company has been financed with $3.7M in SAFE investments We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

The Company raised a larger seed round from VCs. They will use the capital from that to further spur growth.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Securities

Related Person/Entity	Bruce Rifkin, Monroe Rifkin, Trygve Myhren
Relationship to the Company	Father, Grandfather, Grandfather
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	SAFE

Related Person/Entity	Jeff Bennis
Relationship to the Company	Uncle
Total amount of money involved	$10,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	SAFE

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Madison Rifkin
(Signature)

Madison Rifkin
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Madison Rifkin
_____
(Signature)

Madison Rifkin
_____
(Name)

CEO
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Mount Locks Inc.
Profit And Loss Condensed
Jan 2022 - Dec 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
Income													
400000 Sales	64	260	1,537	2,198	12,886	3,474	4,125	3,042	3,004	3,810	1,035	894	36,331
Total Income	$64	$260	$1,537	$2,198	$12,886	$3,474	$4,125	$3,042	$3,004	$3,810	$1,035	$894	$36,331
Cost of Goods Sold													
500000 Cost of Goods Sold	1,982	326	1,494	65	43	128	3,469	236	6,684	2,856	342	23	17,648
Total Cost of Goods Sold	$1,982	$326	$1,494	$65	$43	$128	$3,469	$236	$6,684	$2,856	$342	$23	$17,648
Gross Profit	($1,918)	($67)	$43	$2,133	$12,844	$3,346	$657	$2,807	($3,680)	$954	$693	$872	$18,683
Expenses													
600000 Sales, General, and Administrative Expenses	46,996	51,786	66,606	85,703	59,565	61,229	62,361	105,712	76,468	113,841	103,558	69,996	903,821
700000 Research & Development Expenses	0	0	5,115	(954)	2,904	0	0	0	0	0	0	0	7,065
800000 Other Operating Expenses	54	99	99	99	99	99	99	99	99	99	99	144	1,190
Uncategorized Expense					7,522	300				1,451			9,273
Total Expenses	$47,051	$51,885	$71,820	$84,848	$70,090	$61,628	$62,461	$105,811	$76,567	$115,392	$103,657	$70,140	$921,350
Net Operating Income	($48,968)	($51,952)	($71,777)	($82,715)	($57,247)	($58,282)	($61,804)	($103,004)	($80,247)	($114,438)	($102,964)	($69,269)	($902,666)
Other Expenses													
900000 Other (Income) / Expenses	(1,100)	233	(599)	(902)	(1,213)	(1,302)	(1,243)	(1,296)	624	(1,735)	(2,072)	(3,996)	(14,601)
Total Other Expenses	($1,100)	$233	($599)	($902)	($1,213)	($1,302)	($1,243)	($1,296)	$624	($1,735)	($2,072)	($3,996)	($14,601)
Net Other Income	$1,100	($233)	$599	$902	$1,213	$1,302	$1,243	$1,296	($624)	$1,735	$2,072	$3,996	$14,601
Net Income	($47,869)	($52,185)	($71,178)	($81,814)	($56,034)	($56,980)	($60,561)	($101,709)	($80,871)	($112,702)	($100,892)	($65,272)	($888,066)

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

Mount Locks Inc.
Balance Sheet
Jan 2022 - Dec 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022
ASSETS												
Current Assets												
Bank Accounts												
100000 Current Assets												
101000 SVB Checking (3497)	150,668	89,251	66,817	29,076	32,671	70,731	72,106	324,444	371,589	386,059	275,888	285,796
102000 PayPal Bank	0	0	0	0	0	0	0	0	0	0	0	0
103000 SVB Savings (9119)	1,051,036	1,051,721	1,009,146	972,746	879,036	790,412	721,732	718,190	719,961	721,795	723,575	2,327,679
104000 QBO Checking Account (0217)	490	490	491	1,627	7,859	8,244	9,432	9,641	9,649	11,410	11,410	11,410
111000 Bill.com Money Out Clearing					0	0	0	0	0	46	46	46
Total 100000 Current Assets	**$1,202,194**	**$1,141,462**	**$1,076,454**	**$1,003,450**	**$919,566**	**$869,386**	**$803,269**	**$1,052,275**	**$1,101,198**	**$1,119,309**	**$1,010,919**	**$2,624,930**
Total Bank Accounts	**$1,202,194**	**$1,141,462**	**$1,076,454**	**$1,003,450**	**$919,566**	**$869,386**	**$803,269**	**$1,052,275**	**$1,101,198**	**$1,119,309**	**$1,010,919**	**$2,624,930**
Accounts Receivable												
120000 Accounts receivable	320	560	1,940	2,180	7,898	8,378	8,848	8,698	9,688	8,908	8,238	9,018
Total Accounts Receivable	**$320**	**$560**	**$1,940**	**$2,180**	**$7,898**	**$8,378**	**$8,848**	**$8,698**	**$9,688**	**$8,908**	**$8,238**	**$9,018**
Other Current Assets												
130000 Other Current Assets												
131000 Prepaids												
131100 Prepaid Expenses	12,018	11,235	10,451	14,335	8,885	8,101	7,318	12,284	11,236	9,706	14,520	13,338
Total 131000 Prepaids	**$12,018**	**$11,235**	**$10,451**	**$14,335**	**$8,885**	**$8,101**	**$7,318**	**$12,284**	**$11,236**	**$9,706**	**$14,520**	**$13,338**
133000 Clearing Account												
133100 Stripe Clearing	11	28	170	893	1,666	2,849	4,965	6,789	4,461	7,168	7,406	7,497
133200 Paypal Clearing	0	0	0	0	0	0	0	0	0	0	0	0
133300 Other Clearing						1,598	0	0	0	0	0	0
Total 133000 Clearing Account	**$11**	**$28**	**$170**	**$893**	**$1,666**	**$4,447**	**$4,965**	**$6,789**	**$4,461**	**$7,168**	**$7,406**	**$7,497**
136000 Accrued Revenue									4,000	0	0	0
Total 130000 Other Current Assets	**$12,029**	**$11,263**	**$10,622**	**$15,227**	**$10,551**	**$12,548**	**$12,283**	**$19,073**	**$19,698**	**$16,874**	**$21,926**	**$20,835**
138000 Undeposited Funds	0	0	0	1,171	0	0	1,400	1,400	1,400	3,170	3,170	3,170
Total Other Current Assets	**$12,029**	**$11,263**	**$10,622**	**$16,398**	**$10,551**	**$12,548**	**$13,683**	**$20,473**	**$21,098**	**$20,044**	**$25,096**	**$24,005**
Total Current Assets	**$1,214,543**	**$1,153,286**	**$1,089,015**	**$1,022,027**	**$938,015**	**$890,313**	**$825,800**	**$1,081,446**	**$1,131,984**	**$1,148,261**	**$1,044,253**	**$2,657,953**
Fixed Assets												
150000 Fixed Assets												
152000 Computers	3,267	5,950	5,950	5,950	5,950	5,950	5,950	5,950	5,950	5,950	5,950	8,643
159000 Accumulated depreciation	(54)	(154)	(253)	(352)	(451)	(550)	(649)	(749)	(848)	(947)	(1,046)	(1,190)
Total 150000 Fixed Assets	**$3,212**	**$5,796**	**$5,697**	**$5,598**	**$5,499**	**$5,400**	**$5,301**	**$5,201**	**$5,102**	**$5,003**	**$4,904**	**$7,452**
Total Fixed Assets	**$3,212**	**$5,796**	**$5,697**	**$5,598**	**$5,499**	**$5,400**	**$5,301**	**$5,201**	**$5,102**	**$5,003**	**$4,904**	**$7,452**
TOTAL ASSETS	**$1,217,756**	**$1,159,082**	**$1,094,712**	**$1,027,625**	**$943,514**	**$895,712**	**$831,100**	**$1,086,647**	**$1,137,086**	**$1,153,265**	**$1,049,157**	**$2,665,406**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
210000 Accounts Payable	0	0	818	2,534	1,924	1,371	1,371	1,371	1,371	1,371	1,371	1,371
Total Accounts Payable	**$0**	**$0**	**$818**	**$2,534**	**$1,924**	**$1,371**	**$1,371**	**$1,371**	**$1,371**	**$1,371**	**$1,371**	**$1,371**
Credit Cards												
220000 Credit Cards												
221000 Brex Credit Card	18,892	7,427	6,468	18,295	20	5,405	3,265	6,091	9,221	283	0	30
222000 Amex Business Platinum Card (1001)		4,258	6,464	12,240	3,622	7,893	5,649	5,211	7,297	17,895	15,077	3,905
Total 220000 Credit Cards	**$18,892**	**$11,684**	**$12,932**	**$30,535**	**$3,642**	**$13,298**	**$8,913**	**$11,302**	**$16,518**	**$18,178**	**$15,077**	**$3,935**
Total Credit Cards	**$18,892**	**$11,684**	**$12,932**	**$30,535**	**$3,642**	**$13,298**	**$8,913**	**$11,302**	**$16,518**	**$18,178**	**$15,077**	**$3,935**
Other Current Liabilities												
230000 Other Current Liabilities												
232000 Loan from Shareholder	59,939	59,939	59,939	59,939	59,939	59,939	59,939	59,939	59,939	59,939	59,939	59,939
232001 Accrued Interest - SH Loan	873	942	1,018	1,092	1,168	1,242	1,319	1,395	1,469	1,546	1,619	1,696
Total 232000 Loan from Shareholder	**$60,812**	**$60,881**	**$60,957**	**$61,031**	**$61,108**	**$61,181**	**$61,258**	**$61,334**	**$61,408**	**$61,484**	**$61,558**	**$61,635**
233000 Payroll Liabilities										2,136	0	2,250
235000 Accruals												
235100 Accrued Expenses	0	650	5,317	650	0	0	257	47	68	76	24	0
Total 235000 Accruals	**$0**	**$650**	**$5,317**	**$650**	**$0**	**$0**	**$257**	**$47**	**$68**	**$76**	**$24**	**$0**
Total 230000 Other Current Liabilities	**$60,812**	**$61,531**	**$66,274**	**$61,681**	**$61,108**	**$61,181**	**$61,515**	**$61,381**	**$61,476**	**$63,696**	**$61,582**	**$63,885**
Total Other Current Liabilities	**$60,812**	**$61,531**	**$66,274**	**$61,681**	**$61,108**	**$61,181**	**$61,515**	**$61,381**	**$61,476**	**$63,696**	**$61,582**	**$63,885**
Total Current Liabilities	**$79,704**	**$73,215**	**$80,024**	**$94,750**	**$66,673**	**$75,851**	**$71,799**	**$74,055**	**$79,365**	**$83,246**	**$78,030**	**$69,191**
Total Liabilities	**$79,704**	**$73,215**	**$80,024**	**$94,750**	**$66,673**	**$75,851**	**$71,799**	**$74,055**	**$79,365**	**$83,246**	**$78,030**	**$69,191**
Equity												
300000 Equity												
310000 Common Stock												
310001 Common Stock - Par Value	810	810	810	810	810	810	810	810	810	810	810	810
Total 310000 Common Stock	**$810**	**$810**	**$810**	**$810**	**$810**	**$810**	**$810**	**$810**	**$810**	**$810**	**$810**	**$810**
320000 Preferred Stock												
320100 Series Seed												
320103 SAFE Notes	1,462,460	1,462,460	1,462,460	1,462,460	1,462,460	1,462,460	1,462,460	1,817,460	1,943,460	2,068,460	2,070,460	3,770,460
320104 Series Seed - Financing Costs	(8,675)	(8,675)	(8,675)	(8,675)	(8,675)	(8,675)	(8,675)	(8,675)	(8,675)	(8,675)	(8,675)	(18,315)
Total 320100 Series Seed	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,808,785**	**$1,934,785**	**$2,059,785**	**$2,061,785**	**$3,752,145**
Total 320000 Preferred Stock	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,453,785**	**$1,808,785**	**$1,934,785**	**$2,059,785**	**$2,061,785**	**$3,752,145**
Total 300000 Equity	**$1,454,595**	**$1,454,595**	**$1,454,595**	**$1,454,595**	**$1,454,595**	**$1,454,595**	**$1,454,595**	**$1,809,595**	**$1,935,595**	**$2,060,595**	**$2,062,595**	**$3,752,955**
Retained Earnings	(268,675)	(268,675)	(268,675)	(268,675)	(268,675)	(268,675)	(268,675)	(268,675)	(268,675)	(268,675)	(268,675)	(268,675)
Net Income	(47,869)	(100,054)	(171,231)	(253,045)	(309,079)	(366,059)	(426,619)	(528,328)	(609,199)	(721,901)	(822,794)	(888,066)
Total Equity	**$1,138,052**	**$1,085,867**	**$1,014,689**	**$932,875**	**$876,842**	**$819,862**	**$759,301**	**$1,012,592**	**$1,057,721**	**$1,070,019**	**$971,127**	**$2,596,214**
TOTAL LIABILITIES AND EQUITY	**$1,217,756**	**$1,159,082**	**$1,094,712**	**$1,027,625**	**$943,514**	**$895,712**	**$831,100**	**$1,086,647**	**$1,137,086**	**$1,153,265**	**$1,049,157**	**$2,665,406**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.